Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Wolfe Trahan Global Transportation Conference - Panel

Company Participants

•	Daniel Cravens, Managing Director, Investor Relations

•	Robert Isom, Executive Vice President and Chief Operating Officer

Other Participants

•	Unidentified Participants

•	Hunter Keay, Analyst

•	Jim Compton, Vice Chairman and Chief Revenue Officer of United Airlines

Presentation

Robert Isom, Executive Vice President and Chief Operating Officer

So, that plus some other things that are going on that everybody is aware of, as everybody knows, earlier this year, we did announce that we were going to make good on the groundwork we laid last year with the announcement of merger with American.

And since that time, I’m pleased to report that all things are full steam ahead. Everything was good, we’re still targeting a third quarter close. And the integration planning work has started and I’m very pleased to report that the work that we’re doing with our counterparts in American looks that we’ll certainly achieve the $1 billion in terms of the overall synergies that we’ve talked to all of you about before. All of that, of course, couldn’t have been done without the support of all the employees at US Airways and American. Most notably is the work that we did with the unions at American. And I’m pleased to report that Dennis Tajer, and his counterparts or his colleague, Bob Kaufman, are here from the American pilot union, APA, I am very pleased and, guys, incredible support and it’s gotten us here.

So we really look forward to this coming year in finishing off and getting the merger completed on time. We’re very optimistic about what that holds for the future, given the way that we came about achieving the merger, which is really a partnership with all of our employees. We really look to build on that and again, as I said, hopefully line ourselves up to give our friends here some competition going forward.

Hunter Keay, Analyst

Yeah. Okay, let’s, continue that conversation further Robert. You’re in charge along with by Bev Goulet your counterpart out on the American side. You guys are running the Integration Management Office and some advance work has started already in terms of planning for the merger. What can the Integration Management Office do now ahead of DOJ approval and what can’t you can do?

Robert Isom, Executive Vice President and Chief Operating Officer

So, let me get into that a little bit. As Doug Parker, would like to say, we’re planning not executing right now. So I’ll hold that and what we’ve set up right now, as Hunter has mentioned, is really a framework to accomplish the plan and make sure that we’re ready for the legal close. So what we’ve done is we’ve set up a transition committee, which is really composed of four people and that’s Doug Parker, Tom Horton, Bev Goulet, and Scott Kirby and underneath that - and that’s, really to oversee the look at the overall integration and then also some things that may be critical for setting the course in the future that we can talk about.

So there are some aspects of the fleet that we can talk about on a joint basis as we go forward, that we really need to make sure that we get right prior to close. There are some other things that in terms of taking a look at the work that we do with regionals, as well, that are really important, that we take a look at.

But underneath that, the vast majority of work is really within the Integration Management Offices, as you said, Hunter, that I head up with Bev Goulet from American. And the work right now that we’re doing there is really overseeing planning among 29 teams that represent all aspects of the company. And we’ve set an Integration Management Office up with outside consulting help and the game plan is really right now to, first, identify all the differences with it between the two companies.

The second is to create really a game plan for how we mitigate those gaps and whether that’s adopting one system versus another, one policy or procedure versus another. Or if it means creating something new, we’re making those types of plans right now. There is some investment and there are some resources that we need to potentially identify and bring to bear. And then the real effort here is to ensure that we’re ready for the day-one in terms of close. And that day-one means, that we first off have to meet all the legal requirements, but then next is to ensure that, those components of the merger that are really going to drive the synergy value, that we’re ready to go out and capture.

So some of the things that are first and foremost is really making sure that we’re set up to codeshare. And so there is a lot of work that goes into that. That’s not something that happens overnight, it involves systems, it involves people and processes, all aspects of the company. But those are the kind of things that we really want to make sure we get right and out of the box will produce a lot of synergy.

Hunter Keay, Analyst

And to that codeshare point, what’s the timeline with leaving the Star Alliance, joining oneworld, is there a fee associated with that move?

Robert Isom, Executive Vice President and Chief Operating Officer

Yeah, in terms of specifics on that. Dan, I don’t — Dan Cravens, our Head of Investor Relations is here. I look at him as to what is allowable. But of course as part of the merger, some things people ought to know: Our headquarters is going to be in Dallas. The CEO will be Doug Parker; Chairman of the Board for a year, basically, is Tom Horton. And part and parcel of that though as well is joining oneworld. And we really think that joining oneworld creates a lot of balance out there in the industry amongst alliances.

We think we hit the largest business markets in the world in a new exciting way with a lot more heft within the United States. And so, we’re really pleased about that. Of course, it means leaving the Star Alliance, which we’ve been very pleased with and it’s been very strong over the years. The timeline for that hasn’t been set exactly, but of course we’ll start moving as quickly as we can post deal close, and then hopefully by year-end, certainly, make sure that we’re ready to go with oneworld.

Hunter Keay, Analyst

Okay. And just one or two more quickly, on this merger stuff. Where do we stand with approval from, not so much DOJ, but the European Commission? And what are some benchmarks that we should look for, that you want to bracket into sort of early best case scenario, worst case scenario, some benchmark that we should look for post-merger close in terms of getting this operation - the single operation certificate, joint bargaining agreements, everything you need to go.

Robert Isom, Executive Vice President and Chief Operating Officer

Hunter, a great question. And in terms of obstacles out there, we really don’t see a lot of, really anywhere and we’re seeing various countries that are now approving the agreement. Within the US and the DOJ process, you know, right now, as I have mentioned, we don’t really see a lot of obstacles out there. And the good news about this merger is, it’s really not about rationalizing and it’s not about cutting routes. The fact of the matter is, when you take a look at the combined networks of American and US Airways, of the 900 different city pairs that we fly, I think that there are 12 that overlap.

So there is just not a lot there, and we really don’t anticipate having much to do there. And then as far as the rest of the world approvals, it’s the same thing: there is great balance brought by us joining oneworld. And so it makes the alliance networks, I think, more competitive overall and certainly gives our customers, joint American, US Airways customers, a lot more ability to get where they need to go, when they want to go.

So when you take a look then, post close of the merger -and as I mentioned, we’re very hopeful that everything gets closed within the third quarter -and you take a look at milestones out there, certainly you want to get out of the box and start achieving revenue synergies. So we definitely are putting priority on getting the codeshare set up, we’re definitely looking at making sure that we get oneworld set up. And as I talk to you — as I mentioned, getting those both established and functioning very well by year-end would certainly be a goal that we think that we can achieve.

Post that, there is a lot of things that go into merging the airlines - everything from getting your labor groups together to getting your systems together, to optimizing where your planes fly. Of course everybody knows that American has a massive fleet renewal program going on, US Airways has a lot of aircraft that are coming in as well. And on that front, the kind of thing that we take a look at, certainly post codeshare, are things like single operating certificate. And then who knows, but in all likelihood proceeding in that, things like reservations migration.

And so there are some timelines out there that others have hit and certainly our friends at United and Delta have set the benchmark for us to take a look at. But what I tell everyone is that there is no race to this. Our goal is really to do things right. And so while some may say, hey look, single operating certificate has to be achieved within 18 months.

You know my view is, let’s achieve it well, let’s do it the right way. Get it done and make sure that we certainly are mindful of the consequences of not doing it right. And with that in mind, I really do think that we’ve got the chance to do pretty well. If you take a look at the kind of major issues that we have out there, good news is, from a fleet perspective, US Airways is virtually an all-Airbus fleet. We are operator of the world’s largest fleet of Airbus aircraft. American is just now starting to take Airbus aircraft. So the good news is that, upon merger time, while we have a few thousand plus pilots, American will only have a few hundreds that are on the Airbus aircraft. If you take a look at Boeing side of the world, American is huge in terms of the Boeing fleet and, likewise, US Airways is getting out of Boeings right now. So there’s not a lot to do there and that’s good news.

From a systems perspective, there is a different res. system at American versus US Airways. That’s a big deal that we’ll have to cover. But fortunately, there are a lot of other systems as well, Flight Operating System for instance, that really I think will be something that we had both have experience with. So lot of things out there, a lot of challenges, but some things I think we’ll be able to take advantage of as well.

Hunter Keay, Analyst

And Jim, what kind of contingency planning have you guys made or done, I should say, in advance of a likely departure from Star Alliance and have you thought about the impact of the shuttle traffic?

Jim Compton, Vice Chairman and Chief Revenue Officer of United Airlines

Yes, first of all US Airways has been a partner of ours in Star. The general concept, I think, that I feel comfortable saying is that it’s about the customer and making the experience with the customer (inaudible) in terms of how, what Robert described as that movement into oneworld, we really want to put the customer first to make sure that transition works well for them. And I think that’s a mutually kind of (inaudible). So a lot of work in that area as we ourselves, you know, the former Continental experience going from SkyTeam into Star, so I certainly appreciate all the work that US Air has currently to go forward. And again, I think putting the customer first is the right way to think about it.

[. . .]

Hunter Keay, Analyst

Any questions?

Questions And Answers

Unidentified Participant (inaudible)

Hunter Keay, Analyst

And Robert, before you answer, I want to supplement the question a little bit. Obviously US Airways doesn’t hedge fuel, American does. Do you think that that no hedge strategy might be a little bit too simplistic when you find yourself running an operation that’s flying a lot more internationally?

Robert Isom, Executive Vice President and Chief Operating Officer

Well, Hunter I think, first off, I’d go back and as Hunter mentioned, we don’t hedge, we haven’t hedged since 2008. And if you take a look at results since that time on a quarterly basis, you’ll see that almost every quarter, not exactly, but almost every quarter, you’ll see that our unit price per gallon has been best in the industry. So, I think the results that we’ve achieved you know, they can change and so, we always keep an open mind about things- but certainly our experience so far has been really that the cost has not justified the potential gain. And, as Jim mentioned, I think there’s a lot to be said for the natural offsets that you can gain through both revenue performance that’s out there and then, as well, ultimately an efficient fleet. So we depend a lot on that, but at the same time keep an open mind. But, again, as I mentioned, as we take a look at the marketplace right now, our experience is that, we’ve done really, really well in a non-hedged position.

Hunter Keay, Analyst

And who makes the decision. I can forget the strategy, who makes the decision to hedge? Is it a treasury decision or is it a CEO decision or is it a Board decision?

Robert Isom, Executive Vice President and Chief Operating Officer

Yeah, it’s a combination of all three.

Hunter Keay, Analyst

It goes up to the Board.

Robert Isom, Executive Vice President and Chief Operating Officer

Well, any type of decision like that where — take a look at our cost, right. The jet fuel right now represents what 40%, 35% of total operating expense for an airline. So when you’re taking a look at potentially taking a position to hedge that type of expense, you’re certainly triggering any kind of threshold for potential cost, additional cost that would need to be reviewed at all levels of the company.

[. . .]

Robert Isom, Executive Vice President and Chief Operating Officer

And for US Airways, and now looking forward with American, New York is incredibly important market to be in and notably for corporate clients, you have to be there, you have to be there in a strong way. US Airways over the years has struggled, we’ve always had a successful shuttle. And that’s great, but we’ve really never had that also that the tie to the rest of the country, and then also to major international markets. And that’s where the merger comes in and US Airways and American really complement each other. So, American has a great facility.

And JFK is a cornerstone of oneworld and relationship with BA and it’s going to be something I think that we complement each other very well on, offer something that’s very competitive and compelling for corporate clients. And matches it up with what will be the world’s largest and strongest network.

[. . .]

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.